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                             December 22, 2021

       Yong Hu
       Chief Executive Officer
       Jianzhi Education Technology Group Co Ltd
       27/F, Tower A, Yingdu Building, Zhichun Road
       Haidian District, Beijing 100086
       People   s Republic of China

                                                        Re: Jianzhi Education
Technology Group Co Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed December 10,
2021
                                                            File No. 333-257865

       Dear Mr. Hu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1, filed December 10, 2021

       Cover Page

   1. We note your response to comment 1, and your amended disclosure on the prospectus cover page, including
the following:

                                                              "As of the date
of this prospectus, the Group has not distributed any earnings or settled any amounts
owed under the VIE agreements."

                                                              "For the year
ended December 31, 2019, the WFOE transferred cash to the VIEs in the amount of
RMB24.4 million US$3.8 million). For the year ended December 31,
                                                            2020, the VIEs
transferred cash to our WFOE in the amount of RMB38.1 million
 Yong Hu
Jianzhi Education Technology Group Co Ltd
December 22, 2021
Page 2
              (US$5.9 million). Furthermore, the VIEs had transferred the copyright ownership of educational video contents to our WFOE in the amount of RMB22.2 million
              (US$3.4 million) in 2020. For the six months ended June 30, 2021, the VIEs transferred cash to our WFOE in the amount of RMB70.5 million (US$10.9 million)."

                "As of the date of this prospectus, the Company's subsidiaries and the VIEs have not made any dividends or distributions to the Company and the Company has not made any dividends or distributions to its shareholders either."

         Please clarify your reference to "the Group," including whether it refers to the holding company, the holding company and its subsidiaries, or the holding company, its subsidiaries, and the VIE. Further, please reconcile or clarify your statements that "the
         Group has not distributed any earnings or settled any amounts owed under the VIE agreements" and "that the Company's subsidiaries and the VIEs have not made any dividends or Distributions to the Company," with your description of the cash distributions described above. Finally, throughout your discussion of cash transfers throughout your organization, provide cross-references to the condensed consolidating schedule and the consolidated financial statements, as appropriate.
2. Please disclose on your cover page whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
         Foreign Companies Accountable Act and related regulations will affect your company.
         Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

3. We note your response to comment 2, and your amended disclosure on page 4; however, your amended disclosure is not completely responsive to our comment. Throughout your filing, including in your prospectus summary, you still refer to your "effective control"
         and "control over Beijing Sentu." Please amend your disclosure throughout the filing to ensure that you refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. All references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
4. Disclose that trading in your securities may be prohibited under the Holding Foreign
       Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate
FirstName LastNameYong Hu
       completely your auditor, and that as a result an exchange may determine to delist your
Comapany    NameJianzhi
       securities. DiscloseEducation Technology
                            whether your  auditor Group  Co to
                                                  is subject Ltd
                                                               the
determinations announced by
       the PCAOB
December   22, 2021on   December
                     Page  2       16, 2021.
FirstName LastName
 Yong Hu
FirstName  LastNameYong   Hu Group Co Ltd
Jianzhi Education Technology
Comapany22,
December   NameJianzhi
              2021     Education Technology Group Co Ltd
December
Page 3    22, 2021 Page 3
FirstName LastName
VIE Consolidation Schedule, page 19

5. We note your response to comment 5 and your amended disclosure on page 19; however, your revisions were not completely responsive to our comment. Please revise the introductory paragraph to the consolidating schedules to explain each of the revised column headings and how they correspond to the organizational diagram. Further, we note that the activity of the VIE is reflected in the line items titled "Investment in subsidiaries, VIE and VIE's subsidiaries." Please provide a roll-forward of the investment in subsidiaries and VIEs line item.
Risk Factors
"Our ADSs may be delisted under . . .", page 51

6. We note your disclosure that "On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two." Please revise your risk factor to disclose that the
         United States Senate has passed the Accelerating Holding Foreign Companies
         Accountable Act, and therefore, the time before your securities may be prohibited from trading or delisted has been decreased. Update your disclosure to reflect that the
         Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong.
Index to Financial Statements, page F-1

7. Please amend your index to financial statements to properly reference your interim financial statements for the period ended June 30, 2021.
 Yong Hu
FirstName  LastNameYong   Hu Group Co Ltd
Jianzhi Education Technology
Comapany22,
December   NameJianzhi
              2021     Education Technology Group Co Ltd
December
Page 4    22, 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Ryan Lichtenfels at 202-551-6001 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Steve Lin